LRP Landesbank Rheinland-Pfalz

55098 Mainz
Telefon (0 6131) 13-01
Internet: www.lrp.de
E-Mail: LRP@LRP.de
BLZ 550 500 00

RECEIVED
2004 AUG 26 A 11: 25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The United States
Securities and Exchange Commission
Division of Corporate Finance
Room 3099 (3-7)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

04036509

Your contact
Mr. Seibel

Your Reference	Our Reference	Telephone/Fax (06131) 13-	Date
	sei/be/786	3108/3130	18 August 2004

Re: Landesbank Rheinland-Pfalz, File No. 82-4930
Claim for Exemption pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

SUPPL

Dear Sirs,

Referring to our above mentioned claim for exemption please find enclosed the English version of our Interim Report as at 30 June 2004.

If you have any queries please do not hesitate to contact me under the telephone number indicated above.

Yours faithfully,

LANDESBANK RHEINLAND-PFALZ
Girozentrale

Encl.

PROCESSED
AUG 27 2004
FINANCIAL

Interim Report
as at 30 June 2004

LRP Landesbank Rheinland-Pfalz

LRP Working Towards Ambitious Goals

- Improved interim result
- Equity strengthened
- Headed for "A" rating

The first six months of 2004 saw Mainz-based LRP Landesbank Rheinland-Pfalz increase its net income by 31% to € 59.0 (45.0) million and expand its total assets by 2.9% to € 67.5 (65.6) billion. These results represent a significant step in the Bank's efforts aimed at consolidating its position in the marketplace.

According to Board Chairman Dr. h. c. Klaus G. Adam, additional steps are required to secure the targeted ratings: "We are working towards straight 'A' ratings in 2005 in order to be able to provide successfully financial services to our own customers, our savings banks and the state acting as an integral part of the LBBW Group from our base here in Mainz." He added that a good rating is required to secure favourable funding terms in the capital markets even after the 19 July 2005 expiry of the present guarantee mechanisms. "In view of the fierce competition prevailing in the financial services industry, we are challenged more than ever before to streamline our cost structure further, to keep our risk costs low and to expand our market positions along strictly profitability-driven lines."

Adam considers LRP to be well positioned as a partner serving funding to medium-sized companies, pointing to the credit and investment bank products launched by LRP in recent years. As growth in the German economy becomes steadier, the Bank expects to see increasing demand for funding also in this segment. Impulses have also been forthcoming from the international business, particularly from the export finance side. In contrast, real estate financing is not expected to see noticeable improved demand before next year.

“From today’s point of view we will largely attain the ambitious goals we have set ourselves for our 2004 balance sheet. We assume that the steps to be taken with the change of owners will be completed on schedule by year-end; we have turned the corner and are now on the finishing straight, so to speak,” Adam said.

Gratifying net income from trading activities

Net interest income for the first six months came to € 177.0 (192.8) million. This was below expectations and mostly due to the moderate development in lending, the intense competition on margins as well as the charge resulting from the premature redemption of LRP issues trading above par. At 35.5 (41.1) million, net commission income also remained below expectations, reflecting the subdued securities business as well as last year’s transfer of the securities settlement activities to LBBW. Net income from trading activities showed a gratifying development coming in at € 14.9 million, up on the previous year’s figure despite the volatility seen in the markets. While this improvement was mainly supported by fixed-income trading, foreign exchange dealings and equities trading also contributed positive net results.

Successful cost management

At € 121.6 million, administrative expenses were only slightly higher than in the comparable period of the previous year. While personnel expenses developed as budgeted, additional savings were achieved with regard to operating expenses. Taking into account “other operating expenses/income”, operating profit before risk provisions/adjustments amounted to € 109.2 million.

After provisions for the lending business as well as the continued valuation at the lower of cost or market principle of € 20.6 (32.7) million total, operating profit came in at € 88.6 (95.9) million. Taking into account the € 5 million charges taken in the context of the securities business migration (booked under extraordinary expenses), net income before taxes amounted to € 83.6 (90.1) million.

Addresses

LRP
Landesbank Rheinland-Pfalz

Grosse Bleiche 54-56
D-55098 Mainz
Tel (+ 49 61 31) 13-01
Fax (+ 49 61 31) 13-27 24
e-mail: LRP@LRP.de
www.lrp.de

LBS
Landes-Bausparkasse Rheinland-Pfalz

Vordere Synagogenstrasse 2
D-55116 Mainz
Tel (+ 49 61 31) 13-02
Fax (+ 49 61 31) 13-47 40
e-mail: info@lbs-rlp.de
www.lbs-rlp.de

LRP Capital GmbH

Rheinstrasse 4 i
D-55116 Mainz
Tel (+ 49 61 31) 9 07 00 30
Fax (+ 49 61 31) 9 07 00 60
e-mail: info@lrp-capital.de
www.lrp-capital.de

LRI
Landesbank Rheinland-Pfalz International S.A.

10-12, Boulevard Roosevelt
L-2450 Luxembourg
Tel (+ 3 52) 47 59 21-1
Fax (+ 3 52) 47 59 21-3 14
e-mail: info@lri.lu
www.lri.lu

LTH
Landestreuhandstelle Rheinland-Pfalz

Ernst-Ludwig-Strasse 6-10
D-55098 Mainz
Tel (+ 49 61 31) 13-21 00
Fax (+ 49 61 31) 13-30 05
e-mail:
landestreuhandstelle@lth-rlp.de
www.lth-rlp.de

LB Rheinland-Pfalz Finance B.V. (LRA)

Strawinskylaan 3111
NL-1077 ZK Amsterdam
Tel (+ 31 20) 4 42 02 48
Fax (+ 31 20) 4 06 45 55

Managing Board

Dr. h. c. Klaus G. Adam, Chairman
Dr. Friedhelm Plogmann, Vice Chairman
Werner Fuchs
Paul K. Schminke

Published by:
LRP Landesbank Rheinland-Pfalz
- Girozentrale -, Mainz

1-11 8/04 2,350

After taxes of € 6.8 million, which were mainly characterised by extraordinary factors, and after taking into account the € 17.8 million in interest paid on the silent participations, the Group's net income for the first six months of 2004 rose to € 59 (45) million.

Equity basis strengthened

A pro-active approach was taken to reduce LRP Group's risk assets in accordance with its risk-oriented business policy, which seeks to minimise the required capital backing. As a result, the overall ratio according to Principle I rose to 14.3 % (12.0 %) and the BIS equity ratio climbed to 14.4 (12.6 %) as of the reporting date. The tier 1 ratio currently stands at 9.8 % and would decline to just over 8 % as a result of the takeover of the interest in the Bank currently held by WestLB.

Seventh benchmark bond issued

As far as its funding activities were concerned, LRP used its possibilities as an important partner in the money and capital markets in line with new business requirements and its diversification-oriented funding strategy.

LRP also continued to expand its international funding base by issuing its seventh global Pfandbrief, a € 1.0 billion benchmark bond which was once again very successfully placed with domestic and international investors.

Mainz, 13 August 2004

Interim Report as at 30 June 2004

Group Balance Sheet (Key Figures) LRP, LBS, LRI, LRP Capital, LRA	30.06.2004 (Accounts statistics) € billions	31.12.2003 (Balance sheet) € billions	Changes € billions	Changes %
Total assets	**67.5**	65.6	1.9	2.9
Business volume	**77.0**	73.7	3.3	4.5
Claims on banks	**23.7**	22.0	1.7	7.7
Claims on customers	**20.7**	20.7	0.0	- 0.1
including: building loans of Landes-Bausparkasse	**1.9**	2.0	0.0	- 1.4
Securities	**19.8**	19.1	0.8	4.0
Trust assets	**1.5**	2.0	- 0.5	- 23.0
Liabilities to banks	**17.5**	16.9	0.7	3.9
Liabilities to customers	**11.8**	11.3	0.4	4.0
including: savers' deposits of Landes-Bausparkasse	**2.1**	2.0	0.1	6.6
Certificated liabilities	**31.0**	30.2	0.9	2.8
Total capital funds [1]	**3.5**	3.3	0.3	8.3

[1] Mid-year value without profit

Staff (as of the record date)	**1,891**	1,922	- 31	- 1.6

Group Results	01.01.-30.06.2004 € millions	01.01.-31.12.2003 € millions	6/12 € millions	Changes against previous year's value (pro rata temporis) € millions	%
Net interest income	**177.0**	385.6	192.8	- 15.8	- 8.2
Net commission income	**35.5**	82.1	41.1	- 5.5	- 13.5
Net income from trading activities	**14.9**	15.3	7.7	7.2	94.6
Other operating expenses/income	**3.3**	9.4	4.7	- 1.4	- 29.0
Operating income	**230.8**	492.4	246.2	- 15.4	- 6.3
General administrative expenses	**121.6**	235.2	117.6	4.0	3.4
Risk provisions/adjustments	**- 20.6**	- 65.5	- 32.7	12.2	- 37.2
Operating profit	**88.6**	191.7	95.9	- 7.3	- 7.6
Extraordinary expenses	**5.0**	11.5	5.7	- 0.7	- 12.8
Net income before taxes	**83.6**	180.2	90.1	- 6.5	- 7.2
Taxes on income and revenues	**6.8**	59.6	29.8	- 23.0	- 77.1
Transferred profit	**17.8**	30.6	15.3	2.5	16.2
Net income	**59.0**	90.0	45.0	14.0	31.0

Ratios	%	%
Return on Equity (RoE) before taxes	**11.2**	13.9
Return on Equity (RoE) after taxes	**7.9**	6.9
Cost-Income Ratio (CIR)	**52.7**	47.8
Overall Ratio according to Principle I	**14.3**	12.0
BIS Equity Ratio	**14.4**	12.6
Tier 1 Ratio	**9.8**	7.3

Differences due to rounding

Rating Categories	Moody's	S&P	Fitch	JCR
Long-Term	Aa1	AA	AAA	AAA
Short-Term	P-1	A-1+	F1+	
Financial Strength/Individual	C	-	C	
Public-Sector Pfandbrief	Aaa	AAA	AAA	